UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2013

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Partial Amendments to Articles of Incorporation

Tokyo, May 15, 2013 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) hereby announces that SMFG’s board of directors resolved at a meeting held today that a proposal concerning partial amendments to SMFG’s Articles of Incorporation shall be made at the 11th Ordinary General Meeting of Shareholders and the Class Meeting for Common Shareholders scheduled to be held on June 27, 2013, as follows:

1. Purpose of Amendments

Partial amendments to the Articles of Incorporation are proposed as stated below for the purposes of; deleting the provisions regarding preferred stocks that have become unnecessary, and adopting to the global regulatory framework (referred to as “Basel III”) as agreed upon by the Basel Committee on Banking Supervision (a committee consisting of financial regulatory authorities of major countries) which includes the tightening of capital adequacy requirements.

(1) Deletion of unnecessary provisions regarding preferred stocks

Articles 6, 7, 15 and 18 of the existing Articles of Incorporation will be amended to delete the provisions regarding the type 6 preferred stocks that have become unnecessary and to reduce the total number of authorized shares.

(2) Adopting to Basel III

Based on the notification of the Financial Services Agency which reflects Basel III, the new capital adequacy requirements have been applicable in Japan since March 31, 2013. In order to include preferred stocks in SMFG’s regulatory capital under the new Japanese requirements, it is necessary to include provisions in SMFG’s Articles of Incorporation to the effect that it acquires outstanding preferred stocks, without consideration or in exchange for common stocks, when it becomes non-viable.

Accordingly, the provisions of Paragraph 2 shall be newly established in Article 18 of the existing Articles of Incorporation in order to enable SMFG to include preferred stocks in its regulatory capital in accordance with the new requirements in cases where it has issued preferred stocks. The acquisition of preferred stocks under this paragraph will be limited to cases when SMFG becomes non-viable; therefore a dilution of common stock will not take place during normal circumstances. There are no other changes in the contents of the preferred stocks.

At this time, no preferred stocks are outstanding and SMFG currently has no plans to issue any preferred stocks. The provisions of the Articles of Incorporation will be amended solely for the purpose of adopting to the new requirements.

2. Details of Amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

3. Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation:      June 27, 2013

Scheduled effective date of the proposed amendments to the Articles of Incorporation:      June 27, 2013

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares) Article 6. The total number of shares the Corporation is authorized to issue shall be three billion six hundred thirty four thousand one (3,000,634,001) shares.	(Total Number of Authorized Shares) Article 6. The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, seventy thousand one (70,001) type 6 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Preferred Dividends)

Article 15.

1. In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distributes to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

(Preferred Dividends)

Article 15.

1. In the event that the Corporation distributes dividends of surplus pursuant to Article 44 hereof, the Corporation shall distributes to the holders of preferred stocks (hereinafter referred to as the “Preferred Shareholders”) or the registered pledgees of preferred stocks (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of common stocks (hereinafter referred to as the “Common Shareholders”) or the registered pledgees of common stocks (hereinafter referred to as the “Registered Common Stock Pledgees”), cash dividends of surplus in the amounts set forth below (such cash dividends being hereinafter referred to as the “Preferred Dividends”), respectively; provided, however, that if Preferred Interim Dividends stipulated in Article 16 hereof were paid during the relevant fiscal year, the amount of such Preferred Interim Dividends shall be subtracted from the amount of Preferred Dividends.

The type 5 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 6 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 5 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 7 preferred stocks:

amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

Existing Articles of Incorporation	Proposed Amendments
The type 7 preferred stocks: amount not exceeding 200,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares	The type 8 preferred stocks: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 8 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 9 preferred stocks:

amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

The type 9 preferred stocks: amount not exceeding 300,000 yen per share and determined by resolution of the board of directors relating to the issuance of the shares

2. If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

2. If the amount of cash dividends of surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Corporation shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

(Provisions for Acquisition)

Article 18. The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 6 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.

(Provisions for Acquisition)

Article 18.

1. The Corporation may acquire a part or the whole of the type 5 preferred stocks, the type 8 preferred stocks or the type 9 preferred stocks (i) on a day as shall be determined by resolution of the board of directors, (ii) in exchange for cash payment in the amount regarded to be appropriate in light of market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc. as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued. In the event that a part of such preferred stocks are acquired, the preferred stocks to be acquired shall be decided by lottery or by proportional allotment.

Existing Articles of Incorporation	Proposed Amendments
(Newly Established)

2. The Corporation shall acquire the whole of the type 5 preferred stocks, the type 7 preferred stocks, the type 8 preferred stocks and the type 9 preferred stocks without consideration or in exchange for common stocks (i) on the day (hereinafter referred to as the “Acquisition Event Occurrence Date”) on which the events relating to a state of non-viability under the capital adequacy requirements applicable to the Corporation (hereinafter referred to as the “State of Non-Viability”), as shall be determined by resolution of the board of directors by the time such preferred stocks are first issued, have occurred or (ii) on a day prior to the Acquisition Event Occurrence Date, as shall be determined by resolution of the board of directors after the occurrence of the State of Non-Viability. The calculation method for the number of common stocks in cases where common stocks are to be delivered in exchange for acquisition of the relevant preferred stocks and other terms of acquisition shall be reasonably determined by a resolution of the board of directors by the time such preferred stocks are first issued, in light of the capital adequacy requirements applicable to the Corporation, market price, the amount of liquidation distributions of residual assets relating to such preferred stocks, etc.